EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Notification of arbitration proceedings

April 16, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, announces that arbitration proceedings have been formally commenced by WagerLogic Ltd. (a wholly owned subsidiary of CryptoLogic Limited) against Marvel Enterprises Inc. and Marvel Enterprises B.V. (collectively “Marvel”), under the JAMS Comprehensive Rules in New York City, USA.

These proceedings concern WagerLogic Ltd.’s claims that Marvel has committed material breaches of certain provisions of its agreement with WagerLogic Ltd. relating to the licensing of Marvel comic book characters to WagerLogic Ltd. While CryptoLogic had sought to resolve the issue without resorting to arbitration, the Company has been left with no alternative to taking this step to protect its licensing rights and commercial interests.

For more information, please contact:

CryptoLogic +353 (0) 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore or Harry Chathli

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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